Exhibit 23.3

[Letterhead of Aircraft Information Services, Inc.]

We refer to the Prospectus Supplement dated October 5, 2009 of United Air Lines, Inc. related to the offer and sale of $659,107,000 aggregate face amount of Pass Through Trust Certificates, Series 2009-1 (the “Prospectus”). We hereby consent to the inclusion of our report dated September 30, 2009 in the Prospectus and to the reference to our firm’s name in the Prospectus under the captions: “Summary – Equipment Notes and the Aircraft”, “Description of the Aircraft and the Appraisals – the Appraisals” and “Experts.” We also consent to such use, summary and references in the Final Prospectus Supplement relating to the offering described in the Prospectus, to the extent such use, summary and references are unchanged.

Date: October 5, 2009	Aircraft Information Services, Inc.

	By:	/S/ JOHN MCNICOL
	Name:	John McNicol
	Title:	President